

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

<u>Via Facsimile</u>
Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

   Re: Web.com Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 5, 2010
     Form 10-Q for the Quarterly Period Ended September 30, 2010
     Filed November 5, 2010
     Form 8-K filed October 15, 2010
     Form 8-K filed November 10, 2010
     File No. 000-51595

Dear Mr. Carney:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Craig Wilson

        Craig Wilson
        Senior Assistant Chief Accountant